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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                         NCO Portfolio Management, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    62885J108
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_|   Rule 13d-1(b)

     |_|   Rule 13d-1(c)

     |X|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.


                                Page 1 of 6 pages
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--------------------------------------------------------------------------------
Cusip No.  62885J108
--------- ----------------------------------------------------------------------
   1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          NCO Group, Inc.
          23-2858652
--------- ----------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group  (See Instructions)

                                                                    (a) |_|

                                                                    (b) |_|
--------- ----------------------------------------------------------------------
   3.     Sec Use Only

--------- ----------------------------------------------------------------------
   4.     Citizenship or Place of Organization

          Pennsylvania

------------------------ ------- -----------------------------------------------
   Number Of Shares        5.    Sole Voting Power
     Beneficially
    Owned By Each                8,600,317 (see Item 4)
   Reporting Person      ------- -----------------------------------------------
       With:               6.    Shared Voting Power

                                 -0-
                         ------- -----------------------------------------------
                           7.    Sole Dispositive Power

                                 8,600,317 (see Item 4)
                         ------- -----------------------------------------------
                           8.    Shared Dispositive Power

                                 -0-
------------------------ ------- -----------------------------------------------
   9.      Aggregate Amount Beneficially Owned by Each Reporting Person

           8,600,317 (see Item 4)
--------- ----------------------------------------------------------------------
  10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

          (See Instructions)         (see Item 4)   |X|
--------- ----------------------------------------------------------------------
  11.     Percent of Class Represented by Amount in Row (9)

          63.3% (see Item 4)
--------- ----------------------------------------------------------------------
  12.     Type of Reporting Person (See Instructions)

          CO

--------- ----------------------------------------------------------------------

                                Page 2 of 6 pages

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Item 1.

         (a)      Name of Issuer

                  NCO Portfolio Management, Inc. (the "Issuer")

         (b)      Address of Issuer's Principal Executive Offices

                  1804 Washington Boulevard
                  Department 200
                  Baltimore, MD  21230

Item 2.

         (a)      Name of Person Filing

                  NCO Group, Inc.

         (b)      Address of Principal Business Office or, if none, Residence

                  507 Prudential Road
                  Horsham, PA  19044

         (c)      Citizenship

                  Pennsylvania

         (d)      Title of Class of Securities

                  Common Stock, par value $0.01 per share

         (e)      CUSIP Number

                  62885J108

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         Not applicable.

Item 4.  Ownership.

         (a) Amount beneficially owned: 8,600,317

         (b) Percent of class: 63.3%(1)

         (c) Number of shares as to which the person has:

                  (i) Sole power to vote or to direct the vote: 8,600,317

--------
(1)  Based on 13,576,519 shares outstanding as of February 6, 2004.

                                Page 3 of 6 pages

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                  (ii) Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of:
                        8,600,317

                  (iv) Shared power to dispose or to direct the disposition of:
                       0

         Pursuant to the Fifth Amended Plan of Reorganization (with technical amendments) dated December 21, 2000 (the "Plan") of Creditrust Corporation ("Creditrust") and related Second Amended and Restated Agreement and Plan of Merger dated as of September 20, 2000 ("Merger Agreement") among Creditrust, NCO Financial Systems, Inc., NCO Portfolio Management, Inc. (the "Issuer"), and NCO Group, Inc. (the "Reporting Person"), on February 22, 2001, Creditrust was merged into the Issuer. The Issuer was the surviving corporation in the merger and continued to operate as a Delaware corporation under the name "NCO Portfolio Management, Inc." After giving effect to the shares of the Issuer common stock issued to Creditrust shareholders and creditors and others pursuant to the Plan and the Merger Agreement (including the subsequent release of shares held in escrow under the Plan and the Merger Agreement), the Reporting Person owned 8,600,317 shares of the Issuer's common stock or approximately 63.3% of the outstanding common stock of the Issuer.

         Pursuant Rule 12g-3(c) under the Securities Exchange Act of 1934 (the "Exchange Act"), the Issuer's common stock was deemed to be registered under
Section 12(g) of the Exchange Act immediately following the merger.

         The Issuer and the Reporting Person are parties to an Agreement and Plan of Merger dated December 12, 2003. Subject to the satisfaction of conditions precedent in the merger agreement, the Issuer will merge into a subsidiary of the Reporting Person and the stockholders of the Issuer, other than the Reporting Person, will receive 0.36187 shares of the Reporting Person's common stock, subject to adjustment, in exchange for each share of the common stock of the Issuer that they hold on the effective date of the merger. Upon completion of the merger, the Reporting Person will own all of the stock of the Issuer.

         Shares reported do not include shares of the Issuer's common stock beneficially owned by Michael J. Barrist, the Chairman of the Board, President and Chief Executive Officer of the Issuer and the Reporting Person. As of February 6, 2004, Mr. Barrist beneficially owned 382,217 shares of the Issuer's common stock and held options to purchase 150,000 shares of the Issuer's common stock.

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

                                Page 4 of 6 pages

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Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         Not applicable.



                                Page 5 of 6 pages

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2004                   NCO Group, Inc.


                                    By: /s/ Michael J. Barrist
                                        -------------------------------------
                                        Michael J. Barrist
                                        Chairman of the Board, President and
                                        Chief Executive Officer



                                Page 6 of 6 pages